UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934
Golar LNG Limited
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G9456A100
(CUSIP Number)

Bjørn Isaksen
c/o Magni Partners Limited,
40 Bruton Street,
London W1J 6QZ, England.

with a copy to:

Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	G9456A100

1.	Names of Reporting Person
Taran Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Bermuda

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	3,095,953(1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	3,095,953 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		3,095,953 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		3.1%

14.	Type of Reporting Person (See Instructions)

CO

(1) These shares consist of (i) 2,008,188 Common Shares (defined below) and (ii) forward contracts to purchase an aggregate 875,000 Common Shares. Taran Holdings Limited also possesses economic exposure to an aggregate of 212,765 notional Common Shares, representing approximately 0.2% of the outstanding shares, due to certain cash-settled total return swap agreements, which are included in the information above, as further explained in Item 6.

Schedule 13D
CUSIP No.	G9456A100

1.	Names of Reporting Person
Drew Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Bermuda

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	650,000(1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	650,000(1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		650,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		0.6%

14.	Type of Reporting Person (See Instructions)

CO

(1)          These shares consist of (i) 50,000 Common Shares and (ii) 600,000 options to purchase Common Shares.

Schedule 13D
CUSIP No.	G9456A100

1.	Names of Reporting Person
Tor Olav Trøim

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Norway

	7.	Sole Voting Power	1,362,771(1)
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	3,745,953(2)

	9.	Sole Dispositive Power	1,362,771(1)

	10.	Shared Dispositive Power	3,745,953(2)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		5,108,724(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		5.0%

14.	Type of Reporting Person (See Instructions)

IN

Schedule 13D
CUSIP No.	G9456A100
ITEM 1.                          Security and Issuer.

This schedule relates to the common shares, par value $1.00 per share (the "Common Shares") of Golar LNG Limited, a Bermuda corporation (the "Issuer"), whose principal executive offices are located at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

ITEM 2.                          Identity and Background.

(a), (f)
The persons filing this schedule are Taran Holdings Limited, a Bermuda corporation ("Taran Holdings"), Drew Holdings Limited, a Bermuda corporation ("Drew Holdings"), and Tor Olav Trøim, a citizen of Norway ("Mr. Trøim"). Taran Holdings, Drew Holdings and Mr. Trøim are collectively referred to as the "Reporting Persons."

(b)
The address of the principal place of business of Taran Holdings is 19 Par-la-Ville Road, 1st floor, Hamilton HM 11, Bermuda.
The address of the principal place of business of Drew Holdings is 19 Par-la-Ville Road, 1st floor, Hamilton HM 11, Bermuda.
The address of the principal place of business of Mr. Trøim is c/o Magni Partners Limited, 40 Bruton Street, London W1J 6QZ, England.

(c)
The principal business of Taran Holdings and Drew Holdings is acting as investment companies. Mr. Trøim serves as a director of the Issuer and is also the Chairman of the board of directors of Golar LNG Partners LP.  Mr. Trøim may also be deemed indirectly to have influence over Taran Holdings and Drew Holdings, the shares of which are indirectly held in Trusts. Mr. Trøim is the sole beneficiary of the Trusts.

The name, citizenship, present principal occupation or employment and the business address of Taran Holdings directors is set forth below. Taran Holdings does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship
Michelle Wolfe	Director
Ms. Wolfe's principal business address is c/o Meritus Trust Company Limited, 19 Par-la-Ville Road, Hamilton HM 11, Bermuda. Ms. Wolfe's principal occupation is managing director of Meritus Trust Company Limited. Ms. Wolfe is a Canadian citizen

Erling Lind	Director	Mr. Lind's principal business address is c/o Advokatfirmaet Wiersholm AS, Dokkveien 1, 0250 Oslo. Mr. Lind's principal occupation is as a lawyer. Mr. Lind is a Norwegian citizen.

The name, citizenship, present principal occupation or employment and the business address of Drew Holdings directors is set forth below. Drew Holdings does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship
Michelle Wolfe	Director
Ms. Wolfe's principal business address is c/o Meritus Trust Company Limited, 19 Par-la-Ville Road, Hamilton HM 11, Bermuda. Ms. Wolfe's principal occupation is managing director of Meritus Trust Company Limited. Ms. Wolfe is a Canadian citizen

Erling Lind	Director	Mr. Lind's principal business address is c/o Advokatfirmaet Wiersholm AS, Dokkveien 1, 0250 Oslo. Mr. Lind's principal occupation is as a lawyer. Mr. Lind is a Norwegian citizen.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D
CUSIP No.	G9456A100

ITEM 3.                          Source and Amount of Funds or Other Consideration.

Mr. Trøim was previously awarded certain options and Common Shares as compensation for his role as an officer and director of the Issuer or purchased such securities with personal funds.
Taran Holdings previously purchased Common Shares with general working capital and entered into forward contracts with DNB Markets, Inc. as the counterparty providing for the purchase of Common Shares.
Drew Holdings recently purchased (i) 600,000 options to purchase Common Shares for an aggregate of $1,797,630 (plus commissions) and (ii) 50,000 Common Shares in various open-market transactions and block trades for an aggregate of $1,034,180 (plus commissions).  Funds used to acquire such options and Common Shares have come from the general working capital of Drew Holdings.
ITEM 4.                          Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

(a)-(j)
The Common Shares the Reporting Persons may be deemed to beneficially own are held for investment or other purposes. The Reporting Persons have no plans or proposals to implicate the actions described in clauses (a) through (j) of Item 4. Any future decision by the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5.                          Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the Issuer had 101,080,673 Common Shares outstanding as of the date hereof. Based upon the foregoing and including the 212,765 notional Common Shares due to certain cash-settled total return swap agreements as of the date hereof and Mr. Trøim's 12,771 vested options to purchase Common Shares, the Reporting Persons' beneficial ownership is as set forth below:

Name	Percentage of Shares Beneficially Owned	Voting		Dispositive
		Sole	Shared	Sole	Shared
Taran Holdings	3.1%	0	3,095,953(1)	0	3,095,953(1)
Drew Holdings	0.6%	0	650,000(2)	0	650,000(2)
Mr. Trøim	5.0%	1,362,771(3)	3,745,953(4)	1,362,771(3)	3,745,953(4)

(1)
These shares consist of (i) 2,008,188 Common Shares and (ii) forward contracts to purchase an aggregate 875,000 Common Shares. Taran Holdings Limited also possesses economic exposure to an aggregate of 212,765 notional Common Shares, representing approximately 0.2% of the outstanding shares, due to certain cash-settled total return swap agreements, which are included in the information above.

(2)	These shares consist of (i) 50,000 Common Shares and (ii) 600,000 options to purchase Common Shares.
(3)	These shares consist of (i) 1,350,000 Common Shares and (ii) 12,771 vested options to purchase Common Shares.
(4)
Mr. Trøim may be deemed to beneficially own the 3,745,953 Common Shares through his indirect influence over Taran Holdings and Drew Holdings, the shares of which are held in the Trusts. Mr. Trøim is the sole beneficiary of the Trusts. Mr. Trøim disclaims beneficial ownership of the 3,745,953 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Trøim has no pecuniary interest in the 3,745,953 Common Shares.

Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2.
(c)
During the past sixty (60) days, Drew Holdings purchased options to purchase Common Shares and Common Shares in open-market transactions, block trades, or over-the-counter, as applicable. The transaction dates, number of shares or options purchased and prices per share or option during that period are set forth on Exhibit B hereto. Except as set forth above, no other transactions in the Common Shares were effected by the person enumerated in Item 2 during the past 60 days.

(d)	N/A
(e)	N/A

Schedule 13D
CUSIP No.	G9456A100

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Taran Holdings has entered into certain cash-settled total return swaps with DNB Markets, Inc. as the counterparty (the "Total Return Swaps"). The swaps represent economic exposure to 212,765 notional Common Shares. The Total Return Swaps provide Taran Holdings with economic results that are comparable to ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Common Shares that are the subject of the Total Return Swaps. Taran Holdings has economic exposure to an aggregate of 212,765 notional Common Shares, pursuant to the Total Return Swaps (representing approximately 0.2% of the outstanding Common Shares on the same basis.

Taran Holdings entered into forward contracts with DNB Markets, Inc. as the counterparty providing for the purchase of an aggregate of 875,000 Common Shares (each a "Forward Contract"). Each of the Forward Contracts has a final valuation date of September 1, 2017. Until the settlement date, none of the Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

ITEM 7.                          Materials to be Filed as Exhibits.
Exhibit A: Joint Filing Agreement.
Exhibit B: Information concerning transactions during the past 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2017	TARAN HOLDINGS LIMITED

	By:	/s/ Erling Lind
	Name:	Erling Lind
	Title:	Chairman

DREW HOLDINGS LIMITED

	By:	/s/ Erling Lind
	Name:	Erling Lind
	Title:	Chairman

	By:	/s/ Tor Olav Trøim
	Name:	Tor Olav Trøim

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated June 19, 2017, relating to the Common Shares, par value $1.00 per share of Golar LNG Limited, shall be filed on behalf of the undersigned.

Dated: June 19, 2017	TARAN HOLDINGS LIMITED

	By:	/s/ Erling Lind
	Name:	Erling Lind
	Title:	Chairman

DREW HOLDINGS LIMITED

	By:	/s/ Erling Lind
	Name:	Erling Lind
	Title:	Chairman

	By:	/s/ Tor Olav Trøim
	Name:	Tor Olav Trøim

Exhibit B
Nature of Transaction	Date	Securities Purchased/(Sold)	Average Price
Call Option Jan. 2018 @ $25.00	06/14/2017	300,000	$2.5973
Call Option Jan. 2018 @ $22.50	06/15/2017	300,000	$3.3948
Common Shares	06/15/2017	50,000	$20.6839